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F 604.682.3600	Vancouver, BC V6C 1T1	www.coralgold.com

December 24, 2010	Trading Symbols: TSX Venture – CLH US: OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL PROVIDES YEAR END SUMMARY AND OUTLOOK FOR 2011

Dear Shareholder,

I am pleased to present a review of Coral’s achievements in 2010 and outlook for 2011. With gold prices at all-time highs and continuing to climb, Coral is in prime position to capitalize on current market sentiments.

Management Remains Focused on the Following Key Objectives:

1.	Move Robertson towards production
2.	Upgrade the property’s inferred gold resource
3.	Produce a Preliminary Economic Assessment (“PEA”)
4.	Acquire permitting for further exploration on Robertson from the BLM

Focused On Moving Towards Production

With the price of gold holding above $1,000, we are focused on moving the Robertson project towards production. We have looked at the option of continuing to expand resources like we've done over the past several years, but we believe that greater value now lies in upgrading resources and laying the groundwork for an open pit/heap leach operation.  Past feasibility studies were conducted by Amax Gold/MDRI (now AMEC) at Robertson in 1994, when gold was under $400 per ounce, and are greatly assisting Coral's work today.

Robertson Property

In February 2010, the Company announced a US1.5 million plan and budget aimed at advancing the Robertson Property towards a Preliminary Economic Assessment Report. The program consists of 36 diamond core and 22 reverse circulation holes along with metallurgical test work. In addition, the plan is focused on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry zones to the measured and indicated categories. The metallurgical test work will help establish the suitability of the oxide mineralization in those zones for heap leaching

In April 2010, SRK Consulting (US) Inc., our environmental compliance and permitting consultants, submitted an amended Plan of Operation (“PoO”) to the U.S. Bureau of Land Management (“BLM”) and the Nevada Department of Environmental Protection (“NDEP”) to allow us to carry out our work plan.  A setback occurred when the BLM declined our drilling permit application because our existing Environmental Assessment (circa 1980’s) was out of date.  Realizing the importance to our company of the ability to keep drilling, the BLM suggested that we withdraw our Amended Plan of Operations (“APO”) and revert back to a previous APO from 2007 that allowed us, without any amendments to drill on certain areas of the property.

In June 2010, we withdrew our original APO when the Bureau of Land Management determined that a new Environmental Assessment (“EA”) of the Robertson property would be required. We immediately commissioned SRK to commence work on the new EA which will include archeological and endangered species studies, as well as addressing a number of other environmental issues.  While the completion of the new comprehensive Environmental Assessment (EA) has delayed certain parts of the drill program, Coral stands by its on-going commitment to sound environmental management.

Triplet Gulch

Despite the permitting setback, we completed 12 RC holes at Triplet Gulch that were previously permitted under the 2007 APO. Drilling began June 1 and was completed on June 22.  (For results please see news releases dated June 09, July 07 and Sept 17, 2010)

Gold Pan, Altenburg Hill and Porphyry Deposits

A limited diamond drilling program at the Gold Pan and Altenburg Hill zones was also permitted under the 2007 APO.  A program totaling 6,700 feet was conducted that represents the first phase of the diamond core drill program announced in the company’s 2010 work plan and budget.  The program was designed to verify the 2008 RC drilling assay results and provide material for metallurgical test work.  The Gold Pan, Altenburg Hill and Porphyry zones represent near surface resources that could potentially be developed as an open pit/heap leach operation. Past metallurgical testing of Porphyry Zone mineralization returned favorable gold recoveries from the oxide material. Core drilling began on September 16 and was completed December 10.  (For results from the first nine holes please see news releases dated (Nov 03, Nov 11 & Dec 08, 2010)

Plans for 2011

As gold prices and global exploration expenditures continue to rise, production levels are reported to be declining; illustrating the growing disparity between supply and demand for gold.  With historically high gold prices many producers are looking at developing large bulk-tonnage deposits like the Robertson project to capitalize on current market conditions.

Sufficiently funded for 2011, Coral is determined to take an aggressive approach in the coming year to maximize growth through adding value to the Robertson Project.  We feel that this is best achieved by moving the project towards production.

In January, after all assay results from the Gold Pan and Altenburg Hill core drilling have been received, selected samples will be sent to McClelland Labs for metallurgical testing, The results of the test work will be incorporated in a new PEA to be prepared by Beacon Hill Consultants.  We expect the completed report late in the second or early in the third quarter.  Concurrently, we will continue to conduct the mandated Environmental Assessment on the property that is part of our new Amended Plan of Operation.  Once the new APO/EA are approved by BLM and NDEP, Coral will be permitted 80 acres of new surface disturbance, or about 500 new drill sites, While the permitting process continues in 2011, Coral plans to continue exploration on the property using various geophysical surveys, geological mapping and soil geochemistry.

Finally, I would like to thank our loyal shareholders for remaining patient through good and bad times as well as our staff for their continued excellent work in the office and in the field.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President  & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.